Exhibit 2.1








                                   January 25, 1996



Avondale Incorporated
P.O. Box 1109
506 South Broad Street
Monroe, GA 30655

Attn:  Mr. G. Stephen Felker,
     Chairman, President and
     Chief Executive Officer

Ladies and Gentlemen:

          This Letter of Intent describes our understanding as to the proposed purchase by Avondale Incorporated ("Avondale") of substantially all of the assets and business (as more specifically defined below, the "Assets") of Graniteville Company, a South Carolina corporation ("Graniteville"). Graniteville is an indirect wholly-owned subsidiary of Triarc Companies, Inc., a Delaware corporation ("Triarc"). The textile business and related activities in which Graniteville is engaged are referred to herein as the "Business."

          1. Purchase Price. The total consideration for the purchase by Avondale of the Assets will be $255 million in cash (the "Dollar Consideration"), together with the assumption by Avondale of the Assumed Liabilities (as defined below). If at the Closing (as defined below) the net assets of Graniteville shall be less than $235 million, the Dollar Consideration shall be reduced on a dollar for dollar basis to the extent of such shortfall. Net assets shall be determined on the basis set forth on Schedule A hereto based on a statement of the Assets and the Assumed Liabilities as of the Closing audited jointly by Ernst & Young, LLP and Deloitte & Touche, LLP in accordance with GAAP on a basis consistent with July 30, 1995 balance sheet of Graniteville's textile business (the "Closing Statement").

          2. Assets. As more specifically provided in the definitive sale and purchase agreement (the "Asset Purchase Agreement") and other documentation relating to the purchase of the Assets (collectively, the "Definitive Documentation"), the Assets shall include all of the accounts receivable, inventories, other current assets, plant, property and equipment, good will, trade names and trademarks, contract rights and other intangibles, business records and information and other assets of Graniteville, other than the following (the "Excluded Assets"): (a) cash, cash equivalents and marketable securities; (b) any real estate located in Swint Lake, South Carolina; (c) Enterprise Mill; (d) all of the capital stock of Graniteville Holdings, Inc., Chesapeake Insurance Company Limited, G.M.W. Industries, Inc., Graniteville International Sales, Inc. and C.H. Patrick & Co., Inc. ("Patrick") and all assets owned by such companies;
(e) the Williston Facility; (f) certain other non-textile related real estate assets that are not contiguous to any Graniteville plant sites;
(g) all notes payable from Triarc to Graniteville, including accrued interest; (h) all intercompany charges and agreements with Patrick, Triarc or any of their respective affiliates; (i) the minute books and stock records of Graniteville; (j) all amounts due to Graniteville in connection with any tax refunds or similar payments or refund payments related to its former lease in New York City; (k) any governmental permit, license or similar right that is not by its terms transferable to Avondale; and (l) all rights of contribution and similar rights against third parties with respect to any claim or similar matter which is subject to indemnification by Graniteville under the Definitive Documentation.

          3. Assumed Liabilities. (a) As more specifically provided in the Definitive Documentation, the Assumed Liabilities shall include all of the liabilities related to the Business, including, without limitation, all liabilities for taxes, other than federal, state and local income taxes, for periods prior to the Closing. Graniteville will retain all liability for, and shall have the right to retain any refunds with respect to, all federal, state and local income taxes of Graniteville for periods prior to the Closing. Responsibility for transfer taxes in connection with the transactions contemplated hereby shall be as agreed upon in the Definitive Documentation.

          (b) The Assumed Liabilities shall not include Graniteville's obligations under any agreement or instrument regarding funded indebtedness, including, without limitation, (i) the Revolving Credit Term Loan and Security Agreement dated as of April 23, 1993, as amended, by and among Graniteville, Patrick, the various financial institutions party thereto and The CIT/Commercial Services, Inc., as agent, (ii) the Wachovia Credit Agreement, (iii) the Amended and Restated Factoring Agreement dated as of April 23, 1993 by and among Graniteville, Patrick and CIT and
(iv) the Equipment Financing Agreement with First Union National Bank. If Avondale assumes the obligations under clauses (ii) and (iv) of the previous sentence, the Dollar Consideration will be reduced by the amount assumed.

          (c) Graniteville will indemnify Avondale for any Assumed Liability to the extent that such Assumed Liability is not reflected on or is in excess of the reserve for such Assumed Liability on the Closing Statement; provided that such indemnification will be subject to the Basket described in paragraph 6(b) below.

          4. Closing. At the closing of the sale and purchase of the Assets (the "Closing"), the Assets shall be transferred to Avondale free and clear of all liens, charges and security interests, other than liens securing Assumed Liabilities and other permitted liens as provided in the Definitive Documentation.

          5. Payment of Purchase Price. The Dollar Consideration shall be paid by wire transfer of immediately available funds to an account specified in writing by Graniteville.

          6.   Definitive Documentation.

               (a) The definitive Asset Purchase Agreement will include covenants, representations, warranties, closing conditions and indemnities customary in transactions of this nature, including, without limitation, representations as to (i) the audited financial statements for the ten-month period ended January 2, 1994, and the years ended January 1, 1995 and December 31, 1995 (which may be unaudited at the time of signing of the Asset Purchase Agreement) and that such financial statements fairly present the financial position of the Graniteville textile business as of such dates in accordance with GAAP, consistently applied, (ii) the most recent regularly prepared unaudited financial statements available as of the Closing and that such financial statements fairly present the financial position of the Graniteville textile business as of such date in conformity with GAAP applied on a basis consistent with prior financials (subject to normal year-end adjustments and the lack of footnotes thereto), (iii) the conduct of the operations of the Graniteville textile business in the ordinary course of business, (iv) tax issues (other than with respect to those taxes not being assumed by Avondale) (including ERISA),
(v) environmental issues, (vi) compliance with laws, (vii) litigations,
(viii) contracts, (ix) title and (x) other items to be agreed upon in the Definitive Documentation. The obligations of the parties will be subject to (among other things) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the absence of third party injunctions, but the obligations of Avondale will not be subject to any condition as to financing or completion of due diligence.

               (b) Graniteville will not be liable for indemnification of breaches of representations and warranties under the Asset Purchase Agreement unless and only to the extent that the aggregate of such indemnification obligations of Graniteville under the Asset Purchase Agreement exceeds $5 million (the "Basket"), in which case Graniteville will pay all such amounts in excess of the Basket, subject to a maximum liability of $100 million (the "Cap"). The representations, warranties and indemnification obligations of Graniteville under the Asset Purchase Agreement shall expire eighteen months after the Closing, other than (i) representations and warranties as to taxes, which shall survive until the expiration of the applicable statute of limitations and
(ii) representations and warranties as to environmental matters, which shall expire at a time to be agreed upon in the Definitive Documentation. Notwithstanding the foregoing, the Basket, Cap and/or survival periods referred to above shall not apply to a limited number of customary representations and warranties including, without limitation, title to the Assets, power and authority to convey the Assets, enforceability of the Definitive Documentation and no brokers. Triarc will guarantee the indemnification obligations of Graniteville under the Asset Purchase Agreement.

          7.   C.H. Patrick Supply Agreement.     At the Closing, Avondale
will enter into a ten-year supply agreement (the "Supply Agreement") with Patrick. The Supply Agreement will require Avondale and its affiliates each year to give Patrick the opportunity to supply, on a no-bid, last look basis, the Graniteville Percentage of the textile dyes and chemicals purchased by Avondale and its affiliates during such year. As used herein the "Graniteville Percentage" equals (expressed as a percentage) (A) the total number of pounds or other appropriate measures of dyes and chemicals purchased by Graniteville from Patrick during 1995 divided by (B) the total number of pounds or other appropriate measures of dyes and chemicals purchased by Graniteville and Avondale from all sources, including Patrick, during 1995.

     The Supply Agreement will include provisions relating to appropriate category/product mixes to be purchased by Avondale and its affiliates during the term of the Supply Agreement. Avondale will, during the term of the Supply Agreement discuss with C.H. Patrick the development of new textile dye and chemical products to be purchased by Avondale and its affiliates. The Supply Agreement will remain in effect following any change of control of Patrick. No amounts payable to Patrick under the Supply Agreement will be subject to set off by Avondale and its affiliates.

          8. CIT Fees. Graniteville and Avondale will each pay half of any fees payable by Graniteville with respect to the prepayment of its indebtedness referred to in clauses (i) and (iii) of paragraph 3 above; provided that the maximum liability of Avondale pursuant to this paragraph 8 shall be $2.9 million. Avondale will provide CIT the opportunity to participate in any acquisition financing on the same terms provided to other lenders as a means to ameliorate the prepayment penalty.

          9. HSR Act Filing. As soon as practicable after the date hereof, Triarc and Avondale shall file or cause to be filed notification and report forms in compliance with the HSR Act, and the parties shall cooperate in making any such filings promptly.

          10. Preparation of Definitive Documentation; Closing. Following execution of this Letter of Intent, the parties will instruct their respective attorneys to begin drafting the Definitive Documentation. Avondale will use its good faith efforts to provide a draft of the Asset Purchase Agreement and the Supply Agreement as soon as practicable following the date of this Letter of Intent. Preparation of the Definitive Documentation will continue in parallel with Avondale's due diligence investigation, so as to alleviate the possibility of any delay in the Closing due to the need to complete legal documentation.

          Triarc acknowledges that Avondale's due diligence will depend on Graniteville's cooperation in providing Avondale with access to all manufacturing facilities, to managing employees and to inspection and evaluation of all physical assets and books and records of Graniteville. Since it is the parties' intention to complete due diligence so as to be able to achieve a Closing as soon as possible, Graniteville and Avondale agree to work as expeditiously as possible to complete and execute Definitive Documentation and to resolve diligently any open issues. Graniteville and Avondale will mutually work in good faith and will instruct their respective attorneys to work in good faith to complete the Definitive Documentation as soon as practicable following the date of this Letter of Intent, and to close the transaction as soon as practicable thereafter. Promptly following execution and delivery of this Letter of Intent and until the termination of this Letter of Intent (as provided in paragraph 15 below), Triarc will cause Graniteville to provide Avondale and its affiliates and any person or organization who is considering providing financing to Avondale in connection with the proposed transaction and their respective officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives (collectively, the "Representatives") with full access, upon reasonable prior notice, to all officers, key employees and accountants of Graniteville and to its assets, properties, contracts, books and records and all such other information and data concerning the business and operations of Graniteville as Avondale or any of such other persons reasonably may request in connection with such investigation.

          11. Confidentiality. Avondale acknowledges that it remains subject to the confidentiality agreement previously executed by it dated May 8, 1995 and that Avondale and its Representatives will conduct their due diligence in accordance with and governed by the terms thereof. Avondale understands and acknowledges that Triarc and its affiliates will make a public announcement of the proposed transaction immediately following the execution of this Letter of Intent and will file this Letter of Intent with the Securities and Exchange Commission. Triarc agrees that, to the extent practicable, Avondale shall have the right to review and comment on such public announcement. To the extent practicable, except as required by law or stock exchange rules and regulations, neither party shall make any other public disclosure or announcement regarding the transactions contemplated by this Letter of Intent (other than to announce the expiration or termination of the Hart-Scott-Rodino waiting period) without the consent of the other party (which consent shall not be unreasonably withheld).

          12. No Solicitation. In consideration of the substantial expenditure of time, effort and expense to be undertaken by Avondale and its Representatives upon execution and delivery of this Letter of Intent, Triarc hereby agrees that for a 90 day period from the date hereof neither Triarc nor Graniteville nor their respective officers, directors or employees or any investment banker, attorney or accountant or other representative retained by Triarc or Graniteville shall (subject to fiduciary duties of boards of directors) solicit, or encourage the solicitation of, or enter into, negotiations of any type, directly or indirectly, or enter into a letter of intent or purchase agreement, merger agreement or other similar agreement with any person, firm or corporation, other than Avondale, with respect to a merger, consolidation, business combination, sale of all or any substantial part of the capital stock or assets of Graniteville, liquidation or similar extraordinary transaction with respect to Graniteville, nor shall Triarc or Graniteville or any such persons furnish or cause to be furnished any information regarding Graniteville to any person that is considering any such transaction involving Graniteville. If Triarc or Graniteville or any of their representatives receives any offer, inquiry or informational request from any such person, Triarc will promptly advise such person in writing of the provisions of this paragraph and shall provide a copy of such notice to Avondale.

          13. Binding Effect. This Letter of Intent is intended to evidence the current intentions of the parties with respect to the transactions contemplated hereby as reflected in discussions between us to date, and it is expressly understood and agreed that (a) this Letter of Intent is not intended to, and does not, constitute an agreement to consummate the transactions contemplated hereby or to enter into the Definitive Documentation and (b) the parties hereto have no rights or obligations of any kind whatsoever relating to the transactions contemplated hereby by virtue of (i) this Letter of Intent, (ii) any past, present or future approvals by or conduct of the management or board of directors of either party (or any affiliate thereof), (iii) any other past, present or future written or oral indications of assent, or indications of results of negotiations or agreement to some or all matters then under discussion, or (iv) any other written or oral expression by us or our respective representatives unless and until the Definitive Documentation is executed and delivered; provided, however, that the respective obligations of Triarc and Avondale contained in this paragraph and paragraphs 11, 12, 14, 15, 16, 18 and 19 will be binding upon Triarc and Avondale, as the case may be, when each has signed a copy of this Letter of Intent in the manner provided below.

          14. Representations and Warranties. Each of the parties hereto hereby represents and warrants that it is free to enter into this Letter of Intent and to consummate the transactions contemplated hereby, and that such party has neither breached nor induced the other to breach any agreements or understandings with, or obligation to, any third party in respect of the transactions contemplated hereby. Each of the parties hereto hereby further represents and warrants that, other than by virtue of this Letter of Intent: (a) it is not under any obligation with respect to the transactions contemplated hereby; (b) no offer, commitment, undertaking, estoppel, agreement or obligation of any nature whatsoever relating to the transactions contemplated hereby exists or may be implied in fact, law or equity; and (c) the execution and delivery by such party of this Letter of Intent and the consummation of the transactions contemplated hereby will not violate the rights of any third party (other than customer and supply contracts) or give rise to any right or liability on the part of such party based upon, or arising out of, or in respect of a violation of, or interference with, the rights of any such third party.

          15. Termination. The parties' obligations under this Letter of Intent, other than those set forth in paragraphs 11 and 16, will terminate 90 days following execution by all parties or, if earlier, (i) upon execution of a definitive Asset Purchase Agreement by all parties or (ii) upon written notice delivered by Triarc prior to 5:00 p.m. on January 25, 1996 terminating this Letter of Intent.

          16. Fees. Subject to paragraph 8, whether or not the transactions contemplated hereby are consummated, each of Graniteville and Avondale will pay its own costs and expenses (including, without limitation, brokers', investment banking and other financial advisory fees) incurred in connection with the preparation and negotiation of this Letter of Intent and the Definitive Documentation.

          17. Change of Name. Within three business days after the Closing, Triarc shall cause Graniteville and Graniteville Holdings, Inc. to change their names to names that do not include the word "Graniteville."

          18. Entire Agreement. This Letter of Intent and the confidentiality agreement referred to in paragraph 11 above set forth the entire understanding and agreement of the parties hereto and their affiliates with regard to the subject matter of this Letter of Intent and supersede all prior and contemporaneous agreements, arrangements or understandings relating thereto.

          19. Miscellaneous. This Letter of Intent (a) may be modified or amended only by a written agreement executed and delivered by each party hereto, (b) may be executed in one or more counterparts, each such counterpart being deemed an original instrument and all such counterparts together constituting the same agreement and (c) shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements to be performed entirely within such State.

          If the foregoing correctly sets forth our agreement, please so indicate in the space provided below and return one signed copy to the undersigned.

                                   Sincerely,

                                   TRIARC COMPANIES, INC.



                                   By:  BRIAN L. SCHORR
                                        Brian L. Schorr
                                        Executive Vice President


Accepted and Agreed to:

AVONDALE INCORPORATED



By:  JACK R. ALTHERR, JR.
     Jack R. Altherr, Jr.
     Vice President and Chief Financial Officer

Pursuant to Item 601 of Regulation S-K, Schedule A to the Letter of Intent, which sets forth the basis of determination of Graniteville's net assets, is not being filed herewith. The Registrant will, upon request, furnish a copy of such schedule supplementally to the Securities and Exchange Commission.